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                            September 7, 2022

       Pierre R. Breber
       Chief Financial Officer
       Chevron Corporation
       6001 Bollinger Canyon Road
       San Ramon, CA 94583-2324

                                                        Re: Chevron Corporation
                                                            Form 10-K for the
fiscal year ended December 31, 2021
                                                            Response dated June
24, 2022
                                                            File No. 001-00368

       Dear Mr. Breber:

               We have reviewed your June 24, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to the prior comment is to the comment in our June 13, 2022 letter.

       Form 10-K for the fiscal year ended December 31, 2021

       Financial Statements
       Note 3 - Information Relating to the Consolidated Statement of Cash Flows, page 68

   1. We have considered your response to our prior comment. We note your measure of capital and exploratory
expenditures, including equity affiliates, and do not agree with your conclusion that
the measure is not a non-GAAP financial measure. Further, we believe your
presentation of this measure is contrary to Question 100.04 of our Non-
                                                        GAAP Compliance and
Disclosure Interpretations and therefore should not be disclosed.
                                                        Please revise your
disclosures to comply with the provisions of Item 10(e) of Regulation
                                                        S-K and Question 100.04
of the Non-GAAP Compliance and Disclosure Interpretations.

                                                        You may contact Brian
McAllister at (202) 551-3341 or Craig Arakawa, Accounting
 Pierre R. Breber
Chevron Corporation
September 7, 2022
Page 2

Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,
FirstName LastNamePierre R. Breber
                                                          Division of
Corporation Finance
Comapany NameChevron Corporation
                                                          Office of Energy &
Transportation
September 7, 2022 Page 2
cc:       Amit Ghay
FirstName LastName